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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

March 11, 2023

Dear Sir, Madam,

Company Statement

Infosys, a global leader in next-generation digital services and consulting, today announced the resignation of Mohit Joshi, President. Effective March 11, 2023 he will be on leave and his last date with the company would be June 09, 2023. The Board of Directors placed on record their deep sense of appreciation for the services rendered by Mohit Joshi and for his contributions to the company.

This is for your information and records.

Yours sincerely,
For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com